June 21, 2012

Mr. Michael McTiernan                VIA EDGAR
Assistant Director
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Sun Communities, Inc.
Form 10-K for the year ended December 31, 2011
Filed February 23, 2012
File No. 001-12616
Dear Mr. McTiernan:
This letter contains our response to the comments from the Staff of the Commission contained in your letter dated June 7, 2012. For convenience of reference, the comments contained in your letter are reprinted below in italics and are followed by our corresponding response.

General

1.
We note your disclosure on page F-35 regarding your failure to register shares of common stock purchased in the open market by your 401(k) plan. Please tell us the status of the rescission offer and provide us your materiality analysis.

Company Response:
In August 2011, in connection with the audit of our 401(k) plan for the year ended December 31, 2010, we discovered that we did not register with the SEC shares of our common stock purchased in the open market by our 401(k) plan for the benefit of participants in the plan. We eliminated the option to purchase our common stock in the plan in September 2011 and the last purchase made through the plan was on September 16, 2011.
We believe that the statute of limitations period applicable to potential claims for rescission under the Securities Act of 1933 is one year. Although it has been over nine months since the last purchase was made through the plan, for purposes of our materiality analysis in this letter we will assume that, if a rescission offer were conducted, it would apply to purchases of stock within the one year period from September 15, 2010 through September 16, 2011 (the “Assumed Applicable Purchase Period”). During the Assumed Applicable Purchase Period, the plan purchased a total of 3,301 shares of our common stock for the benefit of a total of 85 participants.
If a rescission offer were conducted, we would offer to repurchase shares of our common stock purchased through the 401(k) plan during the Assumed Applicable Purchase Period, but only if such shares either (i) were subsequently sold at a loss, or (ii) were purchased at a price higher than the market price of our common stock at the end of the rescission offer period, and are still held by the plan participant.
Our common stock price generally increased during the Assumed Applicable Purchase Period and has continued to increase thereafter. Shares purchased during the Assumed Applicable Purchase Period were purchased at prices ranging from approximately $29.66 per share to approximately $39.28 per share. The closing price of our common stock on December 30, 2011 was $36.53 per share. The closing price of our common stock on June 20, 2012 was $43.38 per share.
To the best of our knowledge no shares purchased during the Assumed Applicable Purchase Period have subsequently been sold at a loss.
We believe our potential liability, if any, with respect to shares of our common stock purchased during the Assumed Applicable Purchase Period and still held by plan participants is not material to us. For purposes of assessing materiality at December 31, 2011, in connection with the preparation of our year-end financial statements and the filing of our Form 10-K, we assumed a repurchase price of $36.33 per share, based on a ten day average closing price prior to December 31, 2011. Our best estimate as of December 31, 2011, of our potential liability, including payment of interest at the rate of 10% per year for the period from the applicable purchase dates, was $3,115.00.
If we were to conduct a rescission offer today, we do not believe we would have any liability unless the market price of our common stock at the end of the rescission offer period were less than $39.28 per share, which is the highest price paid for purchases of shares by plan participants during the Assumed Applicable Purchase Period. The current market price of our common stock is $43.38 per share. Based on the relatively small number of shares purchased during the Assumed Applicable Purchase Period and the applicable purchase prices, even if the market price of our common stock were to decrease to less than $39.28 per share at the end of the rescission offer period, we do not believe that any liability we may have would be material to us.

Although the shares of common stock purchased by plan participants through the 401(k) plan were not registered prior to such purchase, plan participants currently may resell all such shares pursuant to Rule 144.
Based on these facts and given the expense of conducting a rescission offer, we do not intend to conduct a rescission offer. We will disclose the reasons for not filing the rescission offer in our next quarterly report on Form 10-Q.

Item 2. Properties, page 18

2.	We note that you have not provided occupancy data for your seasonal RV sites. Please explain to us why you are unable to provide this data.
Company Response:
Seasonal sites are transient in nature meaning the occupant rents a site for stays that range anywhere from a single day to six months long. These sites are located in recreational vehicle communities, the majority of which have seasons that run from October to May. Due to the transient nature of this business an occupancy percentage on a single day, as presented in our Form 10-K as of December 31, would not necessarily be representative of the occupancy of these sites either during the season or off-season as occupancy percentages can range from as low as 10 percent to higher than 90 percent. Unlike most manufactured housing sites or permanent recreational vehicle sites that are rented on an annual basis and whose occupancy rates provide information that the reader could use to extrapolate potential future trends, providing occupancy information on transient sites on a single day could be misleading to a reader of our reports and financial statements. As an alternative we intend to present in an appropriate place in our filing for each year presented, the percentage represented by the total occupied seasonal sites nights during the twelve month period divided by the total available seasonal site nights.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 28
Results of Operations, page 33

3.
We note that the weighted average monthly rent per site data does not include your permanent or seasonal RV sites. Please provide weighted average monthly rent per site data for RV sites in future Exchange Act or otherwise explain to us why such information is not material.

Company Response:
An average monthly rate for seasonal recreational vehicle sites is difficult to calculate due to the transient nature of the business and the various rates for daily, weekly, bi-weekly, monthly and stays of longer durations. As of December 31, 2011 revenue from seasonal recreational vehicles sites approximated 2 percent of our Income from Real Property. Although an average site night rate can be calculated for seasonal sites, due to the immateriality of this revenue item we respectfully request to omit such disclosure. In future filings we will, however, include information regarding either the total average annual payment for recreational vehicle sites that are rented on an annual basis or the average monthly payment for such sites.

Real Property Operations – Same Site, page 34

4.
We note your discussion of same site communities and how such data may change from time to time. Please explain to us what you mean by such data changing based on “management discretion, significant transactions, or unique situations.” In future Exchange Act periodic reports in which you present same site data and have removed properties from the same site category for reasons other than a sale of the property, please include disclosure explaining why such properties were removed from the same site portfolio.

Company Response:
Although not contemplated to occur often, certain circumstances could affect a community which we have held for the full same site time period that would inappropriately affect the information presented in the same site property table. Examples could include natural disasters, substantial usable site development in a community or infrequent events caused by other operational or market forces that affect a community’s performance. If such an event occurs in the future we will include disclosure explaining why such property was removed from the same site portfolio.

As you requested, the Company acknowledges that: it is responsible for the adequacy and accuracy of the disclosure in its filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any actions with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please contact the undersigned at 248-208-2500.
Respectfully yours,

Sun Communities, Inc.

By:     /s/ Karen J. Dearing
Karen J. Dearing, Chief Financial Officer